UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 7)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
WOODSIDE PETROLEUM, LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $ 985,093,611.00	Amount of Filing Fee**: $ 105,405.02
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$105,405.02	Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 9, AND ITEM 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.L: SECOND AMENDED COMPLAINT FOR INJUNCTIVE AND DECLARATORY RELIEF

     This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006, Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006, Amendment No. 3 to the Tender Offer Statement filed on September 22, 2006, Amendment No. 4 to the Tender Offer Statement filed on September 26, 2006, Amendment No. 5 to the Tender Offer Statement filed on September 28, 2006 and Amendment No. 6 to the Tender Offer Statement filed on October 10, 2006 (as amended, the “Schedule TO”), by Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Parent, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006, as amended (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
ITEMS 1 THROUGH 9, AND ITEM 11
     All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated by reference to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
The Offer to Purchase is hereby amended as follows:
1. Section 10 (“Background of the Offer; Contacts with the Company”) is hereby amended by adding the following at the end of such section before the sentence “For an update on litigation, see Section 15 (“Certain Legal Matters and Regulatory Approvals”) below”:
     “On September 27, 2006, ATS delivered a letter to the Company, in accordance with the Company’s amended bylaws, requesting that the Company set a record duly to determine the stockholders entitled to consent in connection with this consent solicitation.
     On September 28, 2006, ATS announced that it had extended the expiration date of the Offer to 11:59 p.m., New York City time on Friday, October 20, 2006, unless further extended and that the waiting period under the HSR Act with respect to the Offer and the Second-Step Merger had expired.
     On October 6, 2006, ATS filed an amendment to its preliminary proxy statement regarding the Company’s special meeting of shareholders with the Commission.
     Also on October 6, 2006, Mark Chatterji, President of ATS, sent a letter to Richard Bachmann indicating ATS’s willingness to discuss the Offer with the Company and to review any information that the Company believed could convince ATS to increase the per Share price of the Offer.
     On October 9, 2006, John Peper, Executive Vice President and General Counsel of the Company, sent a letter to Mr. Chatterji, indicating that the Board still considered our Offer inadequate and characterized ATS’s October 6, 2006 letter as a ''publicity ploy.’’
     On October 13, 2006, the Company filed a Form 8-K with the Commission reporting the following events:
•	On October 12, 2006, the Company announced that it had entered into an agreement with Stone to terminate the Stone Merger Agreement.

•	Pursuant to the agreement, dated as of October 11, 2006, among the Company, EPL Acquisition Corp. LLC and Stone (the ''Termination Agreement’’), the Company and Stone terminated the Stone Merger Agreement and released each other from all claims, including but not limited to all claims under the Stone Merger Agreement, with limited exceptions. The Company paid Stone an $8 million termination payment in connection with the Termination Agreement.

•	In connection with the termination of the Stone Merger Agreement, the Company determined that certain costs that it incurred and paid in the second and third fiscal quarters of 2006 in connection with the proposed merger with Stone, and capitalized as an asset pending the closing of the merger, will be expensed during the third quarter of 2006 due to the termination of the Stone Merger Agreement, effective October 11, 2006. As a result, a pre-tax impairment expense of $44.5 million ($28.5 million after-tax) will be expensed and included in General and Administrative expense in the unaudited consolidated statement of operations for the third quarter of 2006 along with other merger related costs incurred during the third quarter.

•	The Company will account the $8.0 million paid to Stone in connection with the termination of the Merger Agreement as a cash expense in the fourth quarter.
     The termination of the Stone Merger Agreement on October 11, 2006 pursuant to the terms of the Termination Agreement satisfied the Stone Energy Merger Condition.”
2. The section under the heading “Delaware Litigation” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended by adding the following at the end of such section:
     “After the Company and Stone Energy announced on October 12, 2006 that they had agreed to terminate the Stone Energy Merger Agreement, the Delaware Court of Chancery stated that Purchaser could amend its Complaint. On October 16, 2006, Purchaser filed a Motion for Leave to File a Second Amended Complaint. In the Second Amended Complaint attached to the Motion, Purchaser claims that the termination fee provisions in the Stone Energy Merger Agreement are unlawful, unreasonable, unconscionable and punitive liquidated damages provisions, and that that the $51.5 million the Company agreed to pay Stone Energy in connection with the termination of the Stone Energy Merger Agreement constitutes an unlawful and per se invalid penalty under Delaware law and public policy. Purchaser also contends that the Company’s board of directors breached its fiduciary duties by agreeing to the termination fee provisions in the Stone Energy Merger Agreement and to the $51.5 million payment to Stone Energy in connection with the termination of the Stone Energy Merger Agreement, and that Stone Energy aided and abetted in those breaches.
     In the Second Amended Complaint, Purchaser requests, among other things, that the Delaware Court of Chancery (i) declare that the termination fee provisions and payments are unreasonable, unlawful and invalid ab initio, and of no further effect; (ii) declare that the termination fee provisions were approved by the Company’s directors in breach of their fiduciary duties; (iii) declare that the decision to pay Stone Energy $51.5 million in connection with the termination of the Stone Energy Merger Agreement was a breach of the fiduciary duties of the Company’s directors and was unlawful, and invalid, null and void, and of no further effect; (iv) enjoin Stone Energy from aiding and abetting the Company’s directors’ breaches of their fiduciary duties; (v) enjoin the Company and Stone Energy from taking further steps or any actions with respect to the unlawful termination fee provisions and payments; and (vi) require Stone Energy to return all or part of the $51.5 million that the Company paid to Stone Energy or to Plains on behalf of Stone Energy pursuant to the unlawful termination fee provisions.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(L)	Second Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed October 16, 2006

4

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

ATS INC.

	By:	/s/ Jeff Soine
Name: Jeff Soine
Title: Secretary

WOODSIDE FINANCE LIMITED

	By:	/s/ Robert Cole
Name: Robert Cole
Title: Director

WOODSIDE PETROLEUM LTD.

	By:	/s/ Donald R. Voelte

Name: Donald R. Voelte
Title: Managing Director and Chief Executive Officer

Date: October 18, 2006

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(a)(5)(I)	Press release issued by ATS Inc. on September 28, 2006*

(a)(5)(J)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 28, 2006*

(a)(5)(K)	Letter from ATS Inc. to Energy Partners, Ltd., dated October 5, 2006*

(a)(5)(L)	Second Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed October 16, 2006

EXHIBIT NO.	DOCUMENT
(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously Filed